CUSIP No. 26414D106

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

The Duckhorn Portfolio, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

26414D106

(CUSIP Number)

December 31, 2021

Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26701L100

1	Name of Reporting Person: Mallard Holdco, LLC I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 74,150,301
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 74,150,301
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED 74,150,301
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 64.5% *
12	TYPE OF REPORTING PERSON OO

*

Based on 115,046,793 shares of Common Stock outstanding as of November 30, 2021, as reported in the Issuer’s Report on Form 10-Q for the period ended October 31, 2021 filed with the Securities and Exchange Commission on December 8, 2021.

CUSIP No. 26414D106

SCHEDULE 13G

Item 1(a)	Name of Issuer: The Duckhorn Portfolio, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices: 1201 Dowdell Lane, Saint Helena, CA 94574

Item 2(a)	Name of Person Filing: Mallard Holdco, LLC (the “Reporting Person”)

Item 2(b)	Address of Principal Business Office: c/o TSG Consumer Partners, 4 Orinda Way, Suite 150-B, Orinda, CA 94563

Item 2(c)	Citizenship or Place of Organization: Delaware

Item 2(d)	Title of Class of Securities: Common Stock, $0.01 par value (the “Common Stock”)

Item 2(e)	CUSIP Number: 26414D106

Item 3	For statements filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c): Not Applicable

Item 4	Ownership: (a) through (c): The information requested in these paragraphs is incorporated herein by reference to the cover page to this Schedule 13G.

Item 5	Ownership of Five Percent or Less of the Class: Not Applicable

Item 6	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company: Not Applicable

Item 8	Identification and Classification of Members of the Group: Not Applicable

Item 9	Notice of Dissolution of Group: Not Applicable

Item 10	Certification: Not Applicable

CUSIP No. 26701L100

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 4, 2022

MALLARD HOLDCO, LLC

By:	/s/ Daniel Costello
Name:	Daniel Costello
Title:	Manager

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